UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

An Extraordinary General Meeting of Shareholders (the “Meeting”) of SMX (Security Matters) Public Limited Company (the “Company”) was held on April 15, 2025. At the Meeting, the Company’s shareholders voted on the following proposal and cast their votes as described below. The proposals are described in more detail in the Company’s Notice and Proxy Statement with respect to the Meeting, attached as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on March 20, 2025 (the “Proxy Statement”).

Proposal 1: To authorize but not require a consolidation of the Company’s ordinary shares (with a nominal value of US$4.70250014886352 per share) in the authorized but unissued and in the authorized and issued share capital of the Company, at a ratio to be determined by a majority vote of the Chief Executive Officer of the Company, the Chairman of the Board of the Company and the acting CFO of the Company; provided in no event shall the split ratio be a ratio that would result in the Company’s ordinary shares be less than US$2.50 or in excess of US$10.00 (when based on the closing price per ordinary share as of the date of the Extraordinary General Meeting), into one ordinary share with a corresponding adjustment to the nominal value per share.

For	Against	Abstain/Withheld
1,245,348	265,956	1,776

There were 1,513,080 ordinary shares voted at the Meeting. Accordingly, as the Company has received a majority of the votes cast at the Meeting, in accordance with Ireland law, Proposal 1 passed.

The Company intends to effect the consolidation as promptly as practicable, with a consolidation ratio expected to be at or approximately 3.3:1, which would result in a stock price , post-reverse stock split, of approximately $4.62 based on a $1.40 closing price of the Company’s ordinary shares on April 15, 2025. The Company has not yet determined when its ordinary shares would begin trading on a consolidation-adjusted basis, or the exact number of shares outstanding taking into account the consolidation. The consolidation will not be effective and the Company’s ordinary shares will not begin trading on a consolidation-adjusted basis, until the Company’s ordinary shares have been assigned a new ISIN number and CUSIP number.

As previously disclosed in the Proxy Statement, the Company reserves the right to abandon the consolidation without further action by its shareholders at any time before the effectiveness, even though the consolidation was authorized by the Company’s shareholders at the Meeting. By having voted in favor of the consolidation, the Company’s shareholders expressly also authorizing the Company to determine not to proceed with, and abandon, the consolidation if it should so decide.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 16, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer